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                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                  COMPUTATION OF NET INCOME PER COMMON SHARE
                     For the three months ended March 31,
                                  (Unaudited)


                                                  (In thousands, except share
                                                     and per share amounts)


                                                        1995           1994
                                                    ----------     -----------
PRIMARY
- -------
Net income applicable to common stock               $     7,582    $     8,081
                                                    -----------    -----------
Weighted average number of shares of
  common stock outstanding during the
  period                                             22,406,616     22,393,229

Common stock under stock option grants                   14,126         22,109
                                                     ----------    -----------
  Average shares                                     22,420,742     22,415,338
                                                     ----------    -----------
Primary net income per common share                  $     0.34    $      0.36
                                                     ----------    -----------

FULLY DILUTED
- -------------
Net income applicable to common stock                $    7,582     $    8,081

Adjustments to net income related to
  Employee Stock Ownership Plan (ESOP)
  under the "if-converted" method:
    Add loss of deduction from net income
     for actual dividends paid on
     convertible preferred stock, net of tax                369            372
    Deduct additional cash contribution required
     which is equal to dividends on preferred
     stock less dividends paid at the common
     dividend rate, net of tax                              (50)           (60)
    Add tax benefit associated with dividends
     paid on (1) allocated common shares in
     1994 and (2) allocated and unallocated
     shares in 1993, assuming ESOP was a
     common stock plan                                       40             26
                                                     ----------     ----------
Adjusted income applicable to common stock           $    7,941     $    8,419
                                                     ----------     ----------
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Weighted average number of shares of
  common stock outstanding during the
  period                                             22,406,616     22,393,229

Number of equivalent common shares
  attributable to ESOP                                1,418,262      1,429,314

Common stock under stock option grants                   14,526         22,109
                                                     ----------     ----------
  Average shares                                     23,839,404     23,844,652
                                                     ----------     ----------
Fully diluted net income per common share            $     0.33     $     0.35
                                                     ----------     ----------



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